Exhibit 23.1

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM’S CONSENT

We consent to the inclusion in this Registration Statement of TLGY Acquisition Corporation on amendment No. 1 to Form S-4 (File No. 333-273976) of our report dated February 21, 2023, which includes an explanatory paragraph as to TLGY Acquisition Corporation's ability to continue as a going concern, with respect to our audits of the financial statements of TLGY Acquisition Corporation as of December 31, 2022 and 2021 and for the year ended December 31, 2022 and for the period from May 21, 2021 (inception) through December 31, 2021, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading "Experts" in such Prospectus.

/s/ Marcum Asia CPAs LLP

Marcum Asia CPAs LLP
New York, NY
November 13, 2023